SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

IMAGEX.COM, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45244D102

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) INTERNET VENTURES, LLC 91-1911044

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization WASHINGTON, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,468,406

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,468,406

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,468,406

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACORN VENTURES IX, LLC 91-1885869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization WASHINGTON, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,807,356

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,807,356

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,807,356

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACORN VENTURES, INC. 91-1610156

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization WASHINGTON, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,748,974

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,748,974

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,748,974

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.6%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RUFUS W. LUMRY

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,748,974

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,748,974

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,748,974

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer ImageX.com, Inc.
(b)	Address of Issuer's Principal Executive Offices Yarrow Bay Plaza 10210 NE Pts Drive #200 Kirkland, WA 98033

Item 2.
(a)	Name of Person Filing Internet Ventures, LLC / Acorn Ventures IX, LLC / Acorn Ventures, Inc. / and Rufus W. Lumry (1)
(b)	Address of Principal Business Office or, if none, Residence 1309 114th Ave SE, #200 Bellevue, WA 98004
(c)	Citizenship Individual: USA Entities: Washington
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 45244D102

(1) Rufus W. Lumry is the principal stockholder, sole director and President of Acorn Ventures, Inc., which is the 50% owner of Internet Ventures, LLC and sole member of Acorn Ventures IX, LLC.  Mr. Lumry may be deemed to control Acorn Ventures, Inc., Internet Ventures, LLC and Acorn Ventures IX, LLC.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Internet Ventures, LLC 1,468,406 Acorn Ventures IX, LLC 1,807,356 Acorn Ventures, Inc. and Rufus W. Lumry 2,748,974
	(b)	Percent of class: Internet Ventures, LLC 4.7% Acorn Ventures IX, LLC 5.6% Acorn Ventures, Inc. and Rufus W. Lumry 8.6%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote Internet Ventures, LLC 1,468,406 Acorn Ventures IX, LLC 1,807,356 Acorn Ventures, Inc. and Rufus W. Lumry 3,483,177
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of Internet Ventures, LLC 1,468,406 Acorn Ventures IX, LLC 1,807,356 Acorn Ventures, Inc. and Rufus W. Lumry 3,483,177
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].(2)

Instruction: Dissolution of a group requires a response to this item.

(2) Internet Ventures, LLC is not a 5% shareholder.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

, 2002
Date
/s/ Rufus W. Lumry, III
Signature
INTERNET VENTURES, LLC Acorn Ventures, Inc. Member

Rufus W. Lumry, III/President
Name/Title

, 2002
Date
/s/ Rufus W. Lumry, III
Signature
ACORN VENTURES IX, LLC Acorn Ventures, Inc. Member

Rufus W. Lumry, III/President
Name/Title

, 2002
Date
/s/ Rufus W. Lumry, III
Signature
ACORN VENTURES IX, LLC

Rufus W. Lumry, III/President
Name/Title

, 2002
Date
/s/ Rufus W. Lumry, III
Signature
RUFUS W. LUMRY, III

Rufus W. Lumry, III/Individual
Name/Title